SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2025

OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM __________ to __________

COMMISSION FILE NUMBER:  1-13163

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER
NAMED BELOW:

YUM! BRANDS 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

YUM! BRANDS, INC.
1441 GARDINER LANE
LOUISVILLE, KENTUCKY  40213

YUM! BRANDS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2025 and 2024

(With Report of Independent Registered Public Accounting Firm Thereon)

YUM! BRANDS 401(k) PLAN

Table of Contents

Page
Financial Statements

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits as of December 31, 2025 and 2024	2

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2025	3

Notes to Financial Statements for the years ended December 31, 2025 and 2024	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year) – December 31, 2025	11

Report of Independent Registered Public Accounting Firm

To the Plan Participants and Plan Administrator
YUM! Brands 401(k) Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of YUM! Brands 401(k) Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Accompanying Supplemental Information

The Schedule H, line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Plan’s auditor since 1998.

/s/ KPMG LLP

Chicago, Illinois
June 26, 2026

YUM! BRANDS 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2025 and 2024
(In thousands)

	2025	2024
Assets:
Investments at fair value:
YUM! Stock Fund	$146,765	$150,077
Common/commingled trusts	892,067	816,199
Self-directed brokerage	19,579	17,106
Total investments, at fair value	1,058,411	983,382
Receivables:
Loans to participants	6,676	6,268
Participant contributions	6	3
Employer contributions	—	3
Interest and other	104	108
Total receivables	6,786	6,382
Total assets	1,065,197	989,764
Liabilities:
Accrued fees and other liabilities	(128)	(108)
Total liabilities	(128)	(108)
Net assets available for benefits	$1,065,069	$989,656

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Statement of Changes in Net Assets Available for Benefits
For the year ended December 31, 2025
(In thousands)

2025
Additions to net assets attributed to:
Net appreciation of investments	$152,307
Loan repayment interest income	547
Dividends	4,121
Total additions to net assets	156,975
Less investment expenses	(1,207)
Net investment income	155,768
Contributions:
Participant	39,720
Employer	23,054
Total contributions	62,774
Deductions from net assets attributed to:
Benefits paid to participants	(143,129)
Net increase in net assets	75,413
Net assets available for benefits:
Beginning of period	989,656
End of period	$1,065,069

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024
(Tabular amounts in thousands)

(1)    Plan Description

The following description of the YUM! Brands 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)General

YUM! Brands, Inc. (the "Company") adopted the Plan effective October 7, 1997. Any employee within a group or class so designated by the Plan document is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

The investments of the Plan are maintained in a trust (the "Trust") by State Street Bank and Trust Company (the "Trustee") who has been appointed as Trustee by the Plan.  The Trustee is responsible for the management and control of the Plan’s assets. Voya Institutional Plan Services, LLC serves as record keeper for the Plan.

(b)Contributions

Each participant in the Plan may elect to contribute up to 75% of eligible pay, as defined in the Plan document. The maximum pre-tax annual contribution allowed for calendar year 2025 was $23,500. Eligible participants receive a matching contribution from the Company that is equal to 100% of such salary deferral contribution that does not exceed 6% of the participant's eligible pay. Participants may also elect to make after-tax contributions pursuant to Code Section 402A ("Roth Contributions"). Roth Contributions shall be eligible for matching contributions as described above. The contribution limits noted above include both pre-tax and Roth Contributions in total.  The Plan also allows eligible participants to make additional tax-deferred contributions. Participants eligible to make additional tax-deferred contributions must be 50 years or older by the end of the calendar year in which they want to make the additional tax-deferred contribution. These contributions are made in the same manner as salary deferral contributions and are deposited in the participant’s salary deferral account. These contributions are not subject to the eligible earnings limitation as defined by the Plan. Thus, a participant can contribute more than their eligible earnings of pay to the extent needed to make an additional tax-deferred contribution.  The 2025 annual Internal Revenue Code ("IRC") limit on these contributions was $7,500. Participants direct the investment of contributions into various investment options offered by the Plan.

The Company may also make discretionary contributions to the Plan. To the extent necessary in a year to satisfy Internal Revenue Service ("IRS") nondiscrimination tests that apply to its qualified plans, the Company may make nonelective contributions for that year to a business classification of nonhighly compensated employees who have at least one year of service and are employed on the last day of that year. YUM! Brands made nonelective contributions of approximately $121,000 in 2025 relating to IRS nondiscrimination tests for 2024. There were no other discretionary contributions made by the Company during the calendar year 2025.

(c)Investment Options

Participants may elect to invest their account balances in any of the available investment options provided by the Plan. Participants may change their investments on any business day, subject to certain limitations outlined in the Plan. Included in the investment option is a self-directed brokerage account that allows participants to invest in a broad range of individual stocks, exchange traded funds and mutual funds.

(d)Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of: a) the Company’s contribution and b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined by the Plan.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(e)Loans to Participants

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024
(Tabular amounts in thousands)

The Plan has a loan program for participants. The maximum amount a participant may borrow, when aggregated with all other outstanding loans of the participant, is the lesser of: a) 50% of the participant’s vested interest under the Plan; b) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day prior to the date the loan was made, over the outstanding balance of loans on the date the loan was made; c) 100% of the value of the participant’s investment in certain funds; or d) the maximum loan amount that can be amortized by the participant’s net pay. Participants may elect repayment periods from one year to four years at six-month intervals. For new loans, only one loan may be outstanding at any time. For loans originating prior to January 1, 2022, participants could have up to two loans outstanding. The fixed interest rate for loans is based on the prime rate as of the last day of the month before the loan request plus 1%. A one-time loan origination fee is charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant’s investment election percentages. For each month or part thereof the loan remains outstanding, the borrowing participant may be assessed a monthly administration fee. Generally, any loans outstanding shall become immediately due and payable in full if the participant’s employment is terminated. Principal and interest is paid ratably through monthly payroll deductions.

Loans are secured by the balance in the participant’s account.  Outstanding loans bear interest at rates that range from 4.25% to 9.50% with maturity dates ranging from 2026 to 2029 as of December 31, 2025.

As a result of Plan mergers, the Plan will occasionally hold transferred participant loans through their original settlement period, and such transferred loans may have different terms than noted above.

(f)Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

(g)Payment of Benefits

Distributions under the Plan are generally made upon a participant’s death, disability, retirement, hardship or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution.  An in kind distribution is limited to the Participant’s interest in the Company’s Common Stock and certain securities held in the Self-directed Brokerage Account.

(h)Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA and the IRC.
(2)    Summary of Accounting Policies

(a)Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(b)Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in net assets available for benefits, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024
(Tabular amounts in thousands)
(c)Investment Valuation and Income Recognition

Investment Valuation

Investments are presented at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company's Investment Committee determines the Plan's investment policy utilizing information provided by the investment advisers, including the appointment of investment managers, and the monitoring of the performance of the Plan's investment funds.  See Note 3 for discussion of fair value measurements.

Income Recognition

Income from investments and interest income are recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

(d)Participant Loan Valuation

Participant loans are recorded at amortized cost which represents unpaid principal plus accrued interest.

(e)Payment of Benefits

The Plan accounts for participant distributions when paid.

(f)Administrative Costs

Certain expenses of the Plan may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee with assets of the Trust.

(3)    Fair Value Measurements

Accounting Standards Codification ("ASC") 820 defines fair value and establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below:

Level 1 - Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date;

Level 2 - Inputs to the valuation methodology are observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in inactive markets, or financial instruments for which all significant inputs are observable; either directly or indirectly; and

Level 3 - Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024
(Tabular amounts in thousands)
In accordance with the fair value hierarchy described above, the following table shows the fair value of the Plan’s investments at December 31, 2025 and 2024:

	Fair Value
	Level	2025	2024
YUM! Stock Fund	1	$146,765	$150,077

Common/commingled trusts:
Retirement Date Funds	1	353,563	311,728
Large Company Index Fund	1	226,551	211,366
Mid-Size Company Index Fund	1	85,208	85,082
Stable Value Fund	1	39,232	40,925
International Index Fund	1	89,041	75,023
Bond Market Index Fund	1	62,405	55,765
Small Company Index Fund	1	34,451	34,032
Government Short Term Investment Fund	1	1,616	2,278
		892,067	816,199

Self-directed Brokerage Accounts	1	19,579	17,106

Total		$1,058,411	$983,382

YUM! Stock Fund

YUM! Brands, Inc. common stock is valued based on the closing market price as of year-end.

Common/Commingled Trusts

These investments are public investment vehicles valued using the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. Redemptions can occur daily at NAV, which is published daily for participant transactions, and there are no restrictions or uncommitted funds on NAV investments.

Self-directed Brokerage Accounts

Equity Securities

These investments are valued at the closing price reported on the active market on which the individual securities are traded.

Exchange Traded and Mutual Funds

These investments are valued at the NAV of shares held by the fund based on closing prices reported in an active market. The investments can be redeemed on a daily basis and there is no restriction on redemption.

(4)Tax Status

The Plan obtained its latest tax determination letter dated March 3, 2025, in which the IRS stated that the Plan and related trust are operating in accordance with the applicable requirements of the IRC.  Although the Plan has been amended since the amendments provided to the IRS in the determination letter process were considered, the Plan administrator believes that the Plan is designed and is operating in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the U.S. require plan management to evaluate tax positions taken by the Plan.  The financial statement effects of uncertain tax positions are recognized when the Plan has taken an uncertain position that

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024
(Tabular amounts in thousands)
more likely than not would be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2025, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(5)Reconciliation of Financial Statements to Form 5500

The following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan’s Form 5500.

Net assets available for benefits

	2025	2024
Net assets available for benefits per the financial statements	$1,065,069	$989,656
Less benefits payable at end of year	(225)	(372)
Net assets available for benefits per the Plan’s Form 5500	$1,064,844	$989,284

Participant benefits

2025
Benefit payments per the financial statements	$143,129
Less benefits payable at beginning of year	(372)
Add benefits payable at end of year	225
Benefit payments per the Plan’s Form 5500	$142,982

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end, but not yet paid as of that date.

(6)    Related Party Transactions and Parties in Interest Transactions

Certain Plan investments are shares of common/commingled trusts managed by an affiliate of the Trustee. Transactions involving these investments, the YUM! Stock Fund and fees paid to the Trustee qualify as exempt party-in-interest transactions. Such fees paid by the Plan were not material to either of the years ended December 31, 2025 and 2024, respectively.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2025 and 2024
(Tabular amounts in thousands)

(7)Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks and uncertainties such as interest rate, market, and credit risks, as well as economic changes, political unrest and regulatory changes.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits. Approximately 14% and 15% of net assets available for benefits are invested in the Company’s Common Stock at December 31, 2025 and 2024, respectively.

(8)Subsequent Events

The Plan has evaluated subsequent events through June 26, 2026, the date of this filing and the date these financial statements were issued and available. On June 16, 2026, the Company announced that it has entered into definitive agreements to sell its Pizza Hut Brand in two separate transactions to LongRange Capital and Yum China Holdings, Inc. The Company expects both transactions to close in the third quarter of 2026, subject to customary closing conditions, including receipt of required regulatory approvals.

Upon consummation of the transaction with LongRange Capital, impacted employees will cease to be eligible for the Plan and their existing balances will transfer to a separate 401(k) plan to be adopted by Pizza Hut after the closing of the transaction.

There were no other subsequent events to disclose that would have a material impact on these financial statements.

SUPPLEMENTAL SCHEDULE

	YUM! BRANDS 401(k) PLAN
	EIN: 13-3951308
	PN: 003
	Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
	December 31, 2025

Party in	Identity of issue, borrower,	Description	Shares held or		Current
Interest	or similar party with maturity date	of investment	rate of interest		value
*	YUM! Brands, Inc.	YUM! Stock	970,158	shares	$146,765,480
	Common/commingled trusts:
	Target Retirement Funds
*	State Street Global Advisors	Target Retirement Income	728,259	shares	11,410,360
*	State Street Global Advisors	Target Retirement 2025	1,297,299	shares	23,521,326
*	State Street Global Advisors	Target Retirement 2030	1,985,458	shares	38,968,586
*	State Street Global Advisors	Target Retirement 2035	2,625,490	shares	54,024,714
*	State Street Global Advisors	Target Retirement 2040	2,451,374	shares	52,476,565
*	State Street Global Advisors	Target Retirement 2045	2,113,521	shares	46,755,307
*	State Street Global Advisors	Target Retirement 2050	2,133,153	shares	48,343,654
*	State Street Global Advisors	Target Retirement 2055	2,036,644	shares	46,370,310
*	State Street Global Advisors	Target Retirement 2060	1,013,147	shares	23,069,357
*	State Street Global Advisors	Target Retirement 2065	364,109	shares	8,386,517
*	State Street Global Advisers	Target Retirement 2070	20,034	shares	236,561
*	State Street Global Advisors	Large Company Index Fund	7,427,427	shares	226,551,382
*	State Street Global Advisors	Mid-Sized Company Index Fund	3,112,715	shares	85,207,474
*	State Street Global Advisors	International Index Fund	4,672,097	shares	89,040,833
*	State Street Global Advisors	Bond Market Index Fund	5,407,733	shares	62,405,240
*	State Street Global Advisors	Small Company Index Fund	1,930,565	shares	34,450,936
*	State Street Global Advisors	Government Short Term Investment Fund	553,286	shares	1,615,510
*	Invesco	Invesco Stable Value Trust Fund	39,232,420	shares	39,232,420
	Total				892,067,052

*	Charles Schwab & Co.	Self-directed Brokerage Account	Various		19,578,795
*	Loans to participants (maturing through 2029)		Interest rates range from 4.25% to 9.50%		6,675,614
	Total				$1,065,086,941

	*Party-in-interest as defined by ERISA.

	Historical cost information is not required in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) for participant-directed investment funds.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By:	/s/ David E. Russell
Senior Vice President, Finance and Corporate Controller

Date: June 26, 2026